EXHIBIT 11. Statement Re: Computation of Earnings Per Share

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
BASIC
Net income	$1,236.3	$1,302.9	$3,489.5	$3,899.9

Average number of common shares outstanding	1,107.3	1,099.5	1,106.9	1,099.0
Contingently issuable shares	6.5	5.7	6.4	5.3

Adjusted average shares	1,113.8	1,105.2	1,113.3	1,104.3

Basic earnings per share	$1.11	$1.18	$3.13	$3.53

DILUTED
Net income	$1,236.3	$1,302.9	$3,489.5	$3,899.9

Average number of common shares outstanding	1,107.3	1,099.5	1,106.9	1,099.0
Incremental shares – stock options and contingently issuable shares	6.5	5.7	6.4	5.3

Adjusted average shares	1,113.8	1,105.2	1,113.3	1,104.3

Diluted earnings per share	$1.11	$1.18	$3.13	$3.53

Dollars and shares in millions except per-share data.